

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

February 24, 2016

Via E-Mail
Chad Ulansky
Diamante Minerals, Inc.
203-1634 Harvey Avenue
Kelowna, British Columbia
Canada V1Y 6G2

Re: **Diamante Minerals, Inc.**
            Form 10-K for the Fiscal Year Ended July 31, 2015
            Filed October 14, 2015
            File No. 000-55233

Dear Mr. Ulansky:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining